SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 09, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

9 April 2020

Smith & Nephew plc (the "Company")

In accordance with the arrangements announced on 6 April 2020, the Company held its Annual General Meeting ("AGM") at 2:00pm today, Thursday 9 April 2020.

The meeting took place, reduced to the minimum necessary quorum of two shareholders, facilitated by the Company. All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting. The final results of which, for each resolution put to the meeting, were as follows:

Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Percentage Against (%)	Total votes validly cast	Percentage of relevant shares in issue (%)	Withheld (Number of votes)
Ordinary resolutions
1. To receive the audited accounts	685,141,328	99.98	128,444	0.02	685,269,772	78.3	7,674,991
2. To approve the Directors' Remuneration Policy	676,749,445	97.71	15,843,720	2.29	692,593,165	79.18	352,762
3. To approve the Directors' Remuneration Report (excluding Policy)	681,744,061	98.43	10,850,266	1.57	692,594,327	79.18	351,642
4. To declare a final dividend	691,924,436	99.88	798,153	0.12	692,722,589	79.19	222,617
5. To re-elect Graham Baker	Resolution not put to the meeting.
6. To re-elect Vinita Bali	591,473,788	94.09	37,131,758	5.91	628,605,546	71.86	64,323,577
7. To re-elect The Rt. Hon Baroness Virginia Bottomley of Nettlestone DL	690,708,099	99.72	1,917,540	0.28	692,625,639	79.18	301,887
8. To re-elect Roland Diggelmann	688,112,446	99.87	898,148	0.13	689,010,594	78.77	3,802,261
9. To re-elect Erik Engstrom	689,606,693	99.57	2,961,912	0.43	692,568,605	79.18	280,058
10. To re-elect Robin Freestone	678,289,890	97.94	14,292,677	2.06	692,582,567	79.18	266,075
11. To re-elect Marc Owen	688,512,909	99.92	584,553	0.08	689,097,462	78.78	3,751,180
12. To re-elect Angie Risley	691,320,408	99.82	1,256,664	0.18	692,577,072	79.18	271,192
13. To re-elect Roberto Quarta	683,809,628	98.74	8,747,846	1.26	692,557,474	79.18	290,937
14. To re-appoint the Auditor	689,101,456	99.99	101,758	0.01	689,203,214	78.79	3,741,192
15. To authorise the Directors to determine the remuneration of the Auditor	692,625,608	99.99	81,717	0.01	692,707,325	79.19	235,374
16. To approve the Smith & Nephew Global Share Plan 2020	685,778,151	99.01	6,872,916	0.99	692,651,067	79.19	256,333
17. To renew the Directors' authority to allot shares	660,816,988	95.39	31,905,973	4.61	692,722,961	79.20	208,851
Special resolutions
18. To renew the Directors' authority for the disapplication of the pre-emption rights	682,047,234	98.46	10,643,771	1.54	692,691,005	79.19	254,025
19. To renew the Directors' authority for the disapplication of the pre-emption rights for the purposes of acquisitions or other capital investments	677,240,484	97.77	15,466,978	2.23	692,707,462	79.19	236,741
20. To renew the Directors' limited authority to make market purchases of the Company's own shares	683,625,602	98.70	8,978,801	1.30	692,604,403	79.18	327,113
21. To authorise general meetings to be held on 14 clear days' notice	646,811,375	93.80	42,770,533	6.20	689,581,908	78.84	3,366,278

The number of ordinary shares in issue on 7 April 2020 at 6pm (excluding shares held in Treasury) was 874,705,003. Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

A copy of the Resolutions passed as Special Business at the Annual General Meeting is being submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

In accordance with LR 9.6.11 R and in deviation to the effective date stated in the announcement made on 5 March 2020, resolution 5 was not put to the Meeting and Graham Baker did not stand for re-election as a Director. Graham therefore stood down from the Board with effect from the conclusion of the AGM but will remain an employee of the Company until 30 April 2020.

In accordance with section 430(2B) of the Companies Act 2006, the Company re-confirms that Graham Baker will be paid in accordance with the Company's Remuneration Policy and the terms of his service agreement. He will continue to receive his salary, benefits and pension contributions in the normal way up to 30 April 2020 and all unvested awards under the Performance Share Programme and the Equity Incentive Programme will lapse on his leaving the Company. No other remuneration payment or payment for loss of office will be made in connection with his departure.

As announced on 5 March 2020, Smith & Nephew plc confirms that at the conclusion of today's AGM, Rick Medlock joined the Board and Audit Committee.

Susan Swabey
Company Secretary
Smith & Nephew plc
Tel:  +44 (0)1923 477317

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 09, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary